Exhibit 99.1

 Dashuyun Holdings Group Completed Strategic Capital Increase to Accelerate Consolidation in China's Personal Care Industry

On May 6, 2025, Dashuyun Investment Holdings Group (NASDAQ: DSY) (the “Group”) successfully completed a new round of strategic capital increase with participation from Shenzhen Stable Development Investment Partnership (Limited Partnership) ("Shenzhen Wengu"). The proceeds will be allocated to deepen supply chain integration, industrial consolidation, and R&D innovation in new materials within the personal care sector, further solidifying the Group's leadership as China's premier international capital platform in the personal care industry.

According to the agreement, Shenzhen Wengu shall invest RMB 30 million into Guangdong Dashuyun Investment Holding Group Co., Ltd. ("Guangdong Dashuyun ") in phases (“Wengu Investment”). The first three tranches totaling RMB 23 million were received in February, March, and April 2025, and the fourth tranche amounted of RMB 1 million will be received by May 31, 2025.The remaining RMB 6 million investment will be expected to be received in July 2025. Following a previous capital increase of US$ 600,000 (RMB4,314,060) from Hongkong Ploutos International Limited (“DSY HK”) in December 2024 and Wengu Investment, the registered capital of Guangdong Dashuyun was increased to RMB35,773,624. Of this amount, DSY HK held a 95.92% equity interest, while Shenzhen Wengu held the remaining 4.08%.

Chairman Zhu Wenquan emphasized: "This capital increase validates our strategic roadmap and marks a milestone in capital structure optimization. The enhanced financial capacity will fuel future strategic execution and business expansion."

Established in 2020 and listed on Nasdaq via De-SPAC transaction in 2024 as China's first personal care company on the U.S. exchange, Dashuyun continues to reshape the industry landscape with post-IPO capital advantages and global vision. Moving forward, the Group will intensify M&A activities, collaborate with partners to create long-term value, and pursue high-quality growth in the personal care sector.